FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

CORPORATE EVENTS CALENDAR

Company Name	Companhia Brasileira de distribuição
Headquarters address	Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista, São Paulo - SP
Website	www.gpari.com.br
Investor Relations Officer	Name: Daniela Sabbag
E-mail: gpari@grupopaodeacucar.com.br
Telephone(s): 55 + (11) 3886-0421
Fax: 55 + (11) 3884-2677
Investor Relations Manager	Name: Daniela Sabbag
Email: gpari@grupopaodeacucar.com.br
Telephone(s): 55 + (11) 3886-0421
Fax: 55 + (11) 3884-2677
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo (São Paulo) Folha de São Paulo (São Paulo) Gazeta Mercantil Valor Econômico

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2007
EVENT	DATE
Disclosure to Shareholders	03/04/2008
Publication	03/04/2008
Submission to the BOVESPA	03/04/2008

Standardized Financial Statements for the fiscal year ended December 31, 2007
EVENT	DATE
Submission to the BOVESPA	03/04/2008

Shareholder payments related to the results of the fiscal year ended December 31, 2007
Payment	Event-Date	Amount (R$)	Value in R$/thousand shares		Payment date
			ON	PN
Dividends
Annual Information for the fiscal year ended December 31, 2007
EVENT	DATE
Submission to the BOVESPA	05/16/2008

Quarterly Information
EVENT	DATE
Submission to the BOVESPA
For the 1st quarter	05/06/2008
For the 2nd quarter	08/05/2008
For the 3rd quarter	11/04/2008

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/15/16/17/2008
Submission of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	04/15/2008
Annual Shareholders’ Meeting	04/30/2008
Submission of the main resolutions of the Annual Shareholders’ Meeting to the BOVESPA	04/30/2008
Submission of the minutes of the Annual Shareholders’ Meeting to the BOVESPA	04/30/2008

Scheduled Extraordinary Shareholders’ Meetings
EVENT	DATE
Publication of the Call Notice
Submission of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable
Extraordinary Shareholders’ Meeting
Submission of the main resolutions of the Extraordinary Shareholders’ Meeting to the BOVESPA
Submission of the minutes to the Extraordinary Shareholders’ Meeting to BOVESPA
Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties (venue and time)	06/18/2008, 9:00 AM, at Rua Capitão Pinto Ferreira, 187, Jardim Paulista, São Paulo - SP

Scheduled Conference Calls
EVENT	DATE
Conference Call

Scheduled Board of Directors Meetings
EVENT	DATE
Board of Directors Meeting
Submission of the main resolutions of the Board of Directors Meeting to the BOVESPA
Submission of the minutes to the Board of Directors Meeting to BOVESPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.